SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the Month of August, 2001
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                 Form 40-F
                                               X
                  -------                   -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No
                                             X
                -------                    ------

This Form 6-K consists of:
Interim Report for the third quarter ended June 30, 2001.

A press release issued by Axcan Pharma Inc. on August 16, 2001 entitled
"Third Quarter And Nine-Month Results: Axcan Announces An Increase Of More Than
 180% In Earnings From Continuing Operations For First Nine Months."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                AXCAN PHARMA INC.

Date:  August 20, 2001         By:    /s/ Jean Vezina
                                     ------------------------
                               Name:  Jean Vezina
                               Title: Vice-President, Finance and Chief
                                       Financial Officer

                              [BACKGROUND GRAPHIC]
                                     [LOGO]

                                 INTERIM REPORT



                                  Third Quarter



                                 June 30th, 2001

                                    [PICTURE OF LEON F. GOSSELIN]
                                    Leon F. Gosselin
                                    Chairman of the Board,
                                    President and Chief Executive Officer,
                                    Axcan Pharma Inc.





President and Chief Executive Officer's
Report

Dear Shareholders,

         In the third quarter of 2001, we consolidated our leadership position in the field of specialty pharma gastroenterology in North America and built our presence in Europe. We also increased our revenue by more than 20% and earnings from continuing operations for the nine first months of the year by 183%. In this quarter, we also eliminated our long-term debt with the reimbursement of US $39.37 million to Schwarz Pharma, which has positioned Axcan to finance potential acquisitions.

HIGHLIGHTS OF THE QUARTER

Financings
----------

         o At the end of May, Axcan announced that it successfully completed a bought-deal financing with a syndicate of underwriters led by National Bank Financial Inc. and including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Desjardins Securities Inc. and Yorkton Securities Inc. The company issued 3,000,000 common shares at a price of CDN $17.00 per share (US $11.20), for gross proceeds of CDN $51.0 million (US $33.2 million). Proceeds were used, along with the proceeds from the net disposal of short-term investments, to reimburse in full the outstanding debt to Schwarz Pharma Inc.

         o In early June, Axcan announced that it redeemed 13.5 million series "A" preferred non-voting non-transferable shares that include a 5% annual cumulative dividend. These shares were issued equally to QLT Inc. and Sanofi-Synthelabo Inc. on June 8, 2000, following the acquisition of PHOTOFRIN. This early redemption was paid by the issuance of 836,282 common shares of Axcan at CDN $16.95 per share (US $11.16).

Product Approvals, Launches
---------------------------

         o Axcan announced in April that it commenced marketing of CANASA 500 mg mesalamine (5-ASA) rectal suppositories in the United States. These suppositories are indicated for the treatment of active ulcerative proctitis and are marketed through its own specialized US sales and marketing team.

         o At the beginning of May, Axcan announced that the UK Health Authorities granted the Company full marketing authorization to sell PHOTOFRIN for the palliative treatment of late-stage lung cancer and advanced oesophageal cancer. Axcan launched PHOTOFRIN in the UK through its own sales and marketing team.

Research and development
------------------------

         o In late May, Axcan presented new clinical trial data at the Digestive Disease Week Conference in Atlanta:

         HELICIDE - Results of the Phase III North American trials conducted on 277 patients confirmed that Axcan's HELICIDE regimen has the potential to be used as a first-line therapy for the eradication of Helicobacter pylori, the main cause of duodenal ulcers.

Mapping the future of
gastroenterology
around the world [GRAPHIC]

         PHOTOFRIN - Follow-up results of the completed Phase III trial on the use of Axcan's PHOTOFRIN photodynamic therapy for the ablation of high-grade dysplasia in Barrett's Esophagus confirmed that this therapy is effective for the complete elimination of high-grade dysplasia associated with this disease.

         CANASA 500 MG MESALAMINE (5-ASA) SUPPOSITORIES - Axcan released a study indicating results supporting the claim that CANASA (5-ASA) suppositories are an effective means of delivering mesalamine to the rectal tissue of ulcerative proctitis patients.

Quarterly Results
-----------------

         Revenue for the third quarter ended June 30, 2001, (all amounts are in U.S. dollars unless otherwise indicated) amounted to $27.1 million compared to $21.9 million for the preceding year, a 26.6% increase. For the nine-month period ended June 30, 2001, revenue was $76.1 million compared to $62.8 million for the corresponding period in fiscal 2000, an increase of 21.2%. Sales of PHOTOFRIN, a product acquired by Axcan in June of 2000, contributed to this increase along with sales of CANASA rectal suppositories launched in the US last April.

         Earnings from continuing operations were $2.8 million or $0.08 per share, for the three months ended June 30, 2001, compared to $1.4 million or $0.05 per share for the three months ended June 30, 2000, and $7.1 million or $0.20 per share for the nine months ended June 30, 2001, compared to $2.5 million or $0.11 per share for the corresponding period of the preceding year.

         Net earnings were $2.8 million or $0.08 per share for the three months ended June 30, 2001, compared to net earnings of $2.9 million or $0.11 per share for the three months ended June 30, 2000. Net earnings for the nine months ended June 30, 2001, were $7.1 million or $0.20 per share compared to $4.3 million or $0.18 per share for the corresponding period of the preceding year. The weighted average number of common shares outstanding used to establish per share amounts increased from 24.0 million for the nine months ended June 30, 2000 to 35.0 million for the nine months ended June 30, 2001, following public equity offerings in fiscal 2000 and fiscal 2001.

         Cost of goods sold was $7.4 million for the three-month period ended June 30, 2001, compared to $5.4 million for the corresponding period in fiscal 2000. Cost of goods sold was $19.6 million for the nine-month period ended June 30, 2001, compared to $16.2 million for the same period of the preceding year. As a percentage of revenue, cost of goods sold increased to 27.3% for the nine months ended June 30, 2001, from 24.7% for the corresponding period in the previous fiscal year. This increase was due primarily to a review of product inventories as the Company adjusts reserves for potential obsolescence.
For the nine months ended June 30, 2001, the cost of goods sold as a percentage of revenue remains stable relative to the corresponding period of the preceding year at 25.8% and 25.7% respectively.

         Selling and administrative expenses were $10.6 million for the three months ended June 30, 2001, compared to $8.4 million for the three months ended June 30, 2000, and $29.0 million for the nine months ended June 30, 2001, compared to $23.6 million for the corresponding period of the preceding year. These increases were mainly due to further additions to the field sales force in the United States, to increased marketing efforts following the integration of URSO 250 and VIOKASE in Axcan Scandipharm's product line, as well as marketing expenses related to PHOTOFRIN worldwide. Furthermore, the newly launched CANASA 500 mg suppositories in the United States contributed to increased sales and marketing expenses.

         Research and development expenses were $1.1 million for the three months ended June 30, 2001, compared to $1.7 million for the three months ended June 30, 2000, and $4.6 million for the nine months ended June 30, 2001, compared to $4.0 million for the same period of the previous year. This increase for the nine-month period was due to the preparation for the filing of new drug submissions worldwide on the use of PHOTOFRIN for the treatment of high-grade dysplasia associated with Barrett's Esophagus (which has been granted expedited review in Canada) as well as preparation for the North American filings of HELICIDE, which are expected by the end of this fiscal year.

         Financial expenses were $0.8 million for the three months ended June 30, 2001, compared to $2.0 million for the three months ended June 30, 2000, and $3.2 million for the nine months ended June 30, 2001, compared to $7.8 million for the nine months ended June 30, 2000. The unusually high financial expenses for the nine months ended June 30, 2000, were primarily attributable to interest expense paid on aggregate loans of approximately $93 million used to acquire Axcan Scandipharm. These loans as well as a $39.37-million debt to Schwarz Pharma have since been totally reimbursed.

         Depreciation and amortization was $3.0 million for the three months ended June 30, 2001, compared to $2.6 million for the corresponding period of the preceding year and $8.9 million for the nine months ended June 30, 2001, compared to $7.6 million for the nine months ended June 30, 2000. The increase resulted primarily from the amortization of the worldwide PHOTOFRIN rights acquired in June 2000.

         For the nine months ended June 30, 2001, cash flow from continuing operations was $10.7 million compared to $8.9 million for the corresponding period of the preceding year. For the nine months ended June 30, 2001, Axcan used $47.0 million net cash for repayment of long-term debt and $3.8 million for acquisition of capital assets. The recent public share offering brought in $30.9 million in net cash, enabling the Company, along with the proceeds from the net disposal of short-term investments, to completely repay its debt owed to Schwarz Pharma Inc.

         The balance sheet is very strong, with cash, cash equivalents and short-term investments of $12.3 million, working capital of $36.2 million, minimal long-term debt of $0.1 million and shareholders' equity of $200.8 million.

/s/ Leon F. Gosselin
Leon F. Gosselin (signed)
Chairman of the Board, President and Chief Executive Officer

August 2001

                              [BACKGROUND GRAPHIC]


                                    FINANCIAL
                                   STATEMENTS

Consolidated
Balance Sheets (unaudited)

                                                        JUNE 30             SEPTEMBER 30
-----------------------------------------------------------------------------------------

in thousands of U.S. dollars                               2001                     2000
                                                              $                        $
Assets
     Current assets
         Cash and cash equivalents                       12,251                   11,135
         Short-term investments                              --                    9,787
         Accounts receivable                             21,682                   14,776
         Income taxes receivable                          1,332                    3,301
         Inventories                                     16,747                   13,335
         Prepaid expenses and deposit                     1,354                    2,014
         Future income taxes                              4,240                    2,315
-----------------------------------------------------------------------------------------
                                                         57,606                   56,663
         Investment in a private company                  1,156                    1,156
         Other investments                                  695                      682
         Capital assets                                 164,148                  168,138
         Future income taxes                              4,693                    6,173
         Goodwill                                        20,095                   21,240
-----------------------------------------------------------------------------------------
                                                        248,393                  254,052
=========================================================================================

Liabilities
     Current liabilities
         Accounts payable                                16,571                   15,620
         Income taxes payable                             4,121                    1,722
         Instalments on long-term debt                      131                   10,614
         Future income taxes                                466                      467
-----------------------------------------------------------------------------------------
                                                         21,289                   28,423
     Long-term debt                                         132                   36,688
     Future income taxes                                 25,228                   26,655
     Non-controlling interest                               945                      556
-----------------------------------------------------------------------------------------
                                                         47,594                   92,322
-----------------------------------------------------------------------------------------

Shareholders' Equity
     Equity component of purchase price                   2,704                    2,704
     Capital stock                                      186,584                  152,905
     Retained earnings                                   12,585                    7,195
     Accumulated foreign currency
       translation adjustments                           (1,074)                  (1,074)
-----------------------------------------------------------------------------------------
                                                        200,799                  161,730
-----------------------------------------------------------------------------------------
                                                        248,393                  254,052
=========================================================================================


Consolidated
Cash Flows (unaudited)

                                                                       Three-Month Periods           Nine-Month Periods
                                                                         Ended June 30                 Ended June 30
--------------------------------------------------------------- ---------------------------

in thousands of U.S. dollars                                           2001           2000            2001          2000
                                                                          $              $               $             $
Operations
     Earnings from continuing operations                              2,798          1,411           7,111         2,515
     Non-cash items
         Depreciation and amortization                                2,956          2,639           8,941         8,069
         Gain on disposal of assets                                      --             --            (141)           --
         Foreign currency fluctuation                                   (32)            --             (35)         (154)
         Future income taxes                                           (918)          (414)            (46)       (1,669)
         Shares in earnings of companies subject to
             significant influence                                       --         (1,068)             --          (969)
         Changes in working capital items
             from continuing operations                                 519          1,940          (5,166)        1,120
-------------------------------------------------------------------------------------------------------------------------
     Cash flows from continuing operations                            5,323          4,508          10,664         8,912
     Cash flows from discontinued operations                             --            220              --           400
-------------------------------------------------------------------------------------------------------------------------
     Cash flows from operating activities                             5,323          4,728          10,664         9,312
-------------------------------------------------------------------------------------------------------------------------

Financing
     Repayment of notes payable                                          --        (25,000)             --       (92,164)
     Repayment of long-term debt                                    (38,549)        (2,359)        (47,040)      (13,023)
     Non-controlling interest                                           194             --             389            --
     Issue of shares                                                 33,064         25,075          33,235        60,039
     Share issue expenses                                            (2,319)        (2,132)         (2,319)       (3,853)
     Cash flows from discontinued operations                             --            (3)              --           (12)
-------------------------------------------------------------------------------------------------------------------------
     Cash flows from financing activities                            (7,610)        (4,419)        (15,735)      (49,013)
-------------------------------------------------------------------------------------------------------------------------

Investment
     Acquisition of short-term investments                          (23,449)            --         (48,552)           --
     Disposal of short-term investments                              33,537             --          58,339        19,300
     Net proceeds from discontinued operations                           --          4,588              --         4,588
     Acquisition of investments                                          --           (581)            (66)         (619)
     Disposal of investments                                             --          1,516             193         1,837
     Acquisition of capital assets                                     (723)        (1,952)         (3,767)       (2,761)
     Disposal of capital assets                                           7             --              40            --
     Other                                                               --           (659)             --        (2,158)
     Cash flows from discontinued operations                             --              7              --            22
-------------------------------------------------------------------------------------------------------------------------
     Cash flows from investment activities                            9,372          2,919           6,187        20,209
-------------------------------------------------------------------------------------------------------------------------
     Foreign exchange gain on cash held
         in foreign currency                                             --             25              --            72
-------------------------------------------------------------------------------------------------------------------------
     Net Increase (decrease) in cash
         and cash equivalents                                         7,085          3,253           1,116       (19,420)

     Cash and cash equivalents, beginning of period                   5,166          4,886          11,135        27,559
-------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of period                        12,251          8,139          12,251         8,139
=========================================================================================================================


Consolidated
Earnings (unaudited)

                                                                   Three-Month Periods           Nine-Month Periods
                                                                      Ended June 30                Ended June 30

in thousands of U.S. dollars,                                          2001           2000            2001          2000
except amounts per share                                                  $              $               $             $

Revenue                                                              27,071         21,903          76,088        62,787
-------------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                                    7,398          5,406          19,609        16,150
Selling and administrative expenses                                  10,591          8,406          28,978        23,635
Research and development expenses                                     1,073          1,714           4,600         4,033
-------------------------------------------------------------------------------------------------------------------------
                                                                     19,062         15,526          53,187        43,818
-------------------------------------------------------------------------------------------------------------------------
                                                                      8,009          6,377          22,901        18,969
-------------------------------------------------------------------------------------------------------------------------
Financial expenses                                                      794          1,992           3,194         7,846
Interest income                                                        (243)          (112)           (827)         (756)
Depreciation and amortization                                         2,956          2,628           8,941         7,582
-------------------------------------------------------------------------------------------------------------------------
                                                                      3,507          4,508          11,308        14,672
-------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                          4,502          1,869          11,593         4,297
Income taxes                                                          1,704            458           4,482         1,782
-------------------------------------------------------------------------------------------------------------------------
Earnings
     from continuing operations                                       2,798          1,411           7,111         2,515
Earnings
     from discontinued operations                                        --          1,529              --         1,796
-------------------------------------------------------------------------------------------------------------------------

Net earnings                                                          2,798          2,940           7,111         4,311
=========================================================================================================================

Per common share:
     Earnings
         from continuing operations                                    0.08           0.05            0.20          0.11
=========================================================================================================================

     Earnings
         from discontinued operations                                    --           0.06              --          0.07
=========================================================================================================================

     Net earnings                                                      0.08           0.11            0.20          0.18
=========================================================================================================================
Weighted average number
     of common shares                                            35,831,332     26,934,912      34,963,731    23,976,323
=========================================================================================================================



Consolidated
Retained Earnings (unaudited)
                                                                   Three-Month Periods           Nine-Month Periods
                                                                      Ended June 30                Ended June 30
-------------------------------------------------------------------------------------------

in thousands of U.S. dollars                                            2001          2000           2001           2000
                                                                           $             $              $              $
Balance, beginning of period                                          11,295         4,101          7,195          4,166
Net earnings                                                           2,798         2,940          7,111          4,311
Common share issue expenses                                           (1,435)       (1,501)        (1,435)        (2,937)
Cumulative dividends on preferred shares                                 (73)           --           (286)            --
-------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                12,585         5,540         12,585          5,540
=========================================================================================================================


                              [BACKGROUND GRAPHIC]



                               Mapping the future
                               of Gastroenterology
                                around the world

Corporate Information





Axcan Pharma is North America's leading speciality pharmaceutical company in the field of gastroenterology with approximately 80% of its revenues derived from the United States and 20% from Canada. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".





Corporate Head Office                 Investor relations:

                                      Isabelle Adjahi
                                      Director, Investor Relations
Axcan Pharma Inc.                     Telephone: (450) 467-2600  ext. 2000
597 Laurier Blvd.                     Email: iadjahi@axcan.com
Mont-Saint-Hilaire, Quebec
Canada  J3H 6C4
                                      Transfer agents and registrars:
Telephone: 1 (877) 982-2600
             (450) 467-2600           Computershare Investor Services
Fax: (450) 464-9979                   1800 McGill College Avenue
www.axcan.com                         Montreal, Quebec
                                      Canada H3A 3K9
                                      Telephone: (514) 982-7555


                                      American Securities Transfer & Trust, Inc.
                                      12039 W. Alameda Parkway
                                      Suite Z-2
                                      Lakewood, Colorado  80228
                                      USA
                                      Telephone:  (303) 984-4100



                                     [LOGO]


                  Ce document est aussi disponible en francais


The names CANASA, HELICIDE, PHOTOFRIN, URSO 250 and VIOKASE appearing in this document are trademarks of Axcan Pharma Inc.

                                                          AXCAN PHARMA INC.

                                                597, boul. Laurier
                                                Mont-Saint-Hilaire (Quebec)
                                                Canada J3H 6C4

                                                Tel.: (450) 467-5138
                                                1 (800) 565-3255
                                                Fax: (450) 464-9979

                                                www.axcan.com



SOURCE:                                           AXCAN PHARMA INC.

TSE SYMBOL (Toronto Stock Exchange):                            AXP
NASDAQ SYMBOL (NASDAQ National Market):                        AXCA

DATE:                                               August 16, 2001
News Release for immediate distribution

                      Third Quarter and Nine-Month Results
                      ------------------------------------

            AXCAN ANNOUNCES AN INCREASE OF MORE THAN 180% IN EARNINGS
                FROM CONTINUING OPERATIONS FOR FIRST NINE MONTHS

--------------------------------------------------------------------------------

                        o Third quarter sales rise 26.6%

          o EPS from continuing operations rise to $0.08 versus $0.05 for the same period a year earlier

                      o Company eliminates long-term debt

--------------------------------------------------------------------------------

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") announced today a 26.6% increase in sales for the third quarter ended June 30, 2001, as well as a 98.4% increase in earnings from continuing operations. Year-to-date earnings for continuing operations are up 183% over last year.

"So far this year, Axcan's revenues are up over 20% for the first three quarters of fiscal 2001, as we consolidate our leadership position in the field of specialty pharma gastroenterology in North America and build our presence in Europe," said Mr. Leon Gosselin, President and CEO of the Company. "In this quarter, the virtual elimination of our long-term debt with the reimbursement of US $39.37 million to Schwarz Pharma, has positioned the Company to finance potential acquisitions," he added.

QUARTERLY RESULTS

Revenue for the third quarter ended June 30, 2001, (all amounts are in U.S. dollars unless otherwise indicated) amounted to $27.1 million compared to $21.9 million for the preceding year, a 26.6% increase. For the nine-month period ended June 30, 2001, revenue was $76.1 million compared to $62.8 million for the corresponding period in fiscal 2000, an increase of 21.2%. Sales of PHOTOFRIN, a product acquired by Axcan in June of 2000, contributed to this increase along with sales of CANASA rectal suppositories launched in the United States last April.

Earnings from continuing operations were $2.8 million or $0.08 per share, for the three months ended June 30, 2001, compared to $1.4 million or $0.05 per share for the three months ended June 30, 2000, and $7.1 million or $0.20 per share for the nine months ended June 30, 2001, compared to $2.5 million or $0.11 per share for the corresponding period of the preceding year.

Net earnings were $2.8 million or $0.08 per share for the three months ended June 30, 2001, compared to net earnings of $2.9 million or $0.11 per share for the three months ended June 30, 2000. Net earnings for the nine months ended June 30, 2001, were $7.1 million or $0.20 per share compared to $4.3 million or $0.18 per share for the corresponding period of the preceding year. The weighted average number of common shares outstanding used to establish per share amounts increased from 24.0 million for the nine months ended June 30, 2000 to 35.0 million for the nine months ended June 30, 2001, following public equity offerings in fiscal 2000 and fiscal 2001.

Cost of goods sold was $7.4 million for the three-month period ended June 30, 2001, compared to $5.4 million for the corresponding period in fiscal 2000. Cost of goods sold was $19.6 million for the nine-month period ended June 30, 2001, compared to $16.2 million for the same period of the preceding year. As a percentage of revenue, cost of goods sold increased to 27.3% for the nine months ended June 30, 2001, from 24.7% for the corresponding period in the previous fiscal year. This increase was due primarily to a review of product inventories as the Company adjusts reserves for potential obsolescence. For the nine months ended June 30, 2001, the cost of goods sold as a percentage of revenue remains stable relative to the corresponding period of the preceding year at 25.8% and 25.7% respectively.

Selling and administrative expenses were $10.6 million for the three months ended June 30, 2001, compared to $8.4 million for the three months ended June 30, 2000, and $29.0 million for the nine months ended June 30, 2001, compared to $23.6 million for the corresponding period of the preceding year. These increases were mainly due to further additions to the field sales force in the United States, to increased marketing efforts following the integration of URSO 250 and VIOKASE in Axcan Scandipharm's product line, as well as marketing expenses related to PHOTOFRIN worldwide. Furthermore, the newly launched CANASA 500 mg suppositories in the United States contributed to increased sales and marketing expenses.

Research and development expenses were $1.1 million for the three months ended June 30, 2001, compared to $1.7 million for the three months ended June 30, 2000, and $4.6 million for the nine months ended June 30, 2001, compared to $4.0 million for the same period of the previous year. This increase for the nine-month period was due to the preparation for the filing of new drug submissions worldwide on the use of PHOTOFRIN for the treatment of high-grade dysplasia associated with Barrett's Esophagus (which has been granted expedited review in Canada) as well as preparation for the North American filings of HELICIDE, which are expected by the end of this fiscal year.

Financial expenses were $0.8 million for the three months ended June 30, 2001, compared to $2.0 million for the three months ended June 30, 2000, and $3.2 million for the nine months ended June 30, 2001, compared to $7.8 million for the nine months ended June 30, 2000. The unusually high financial expenses for the nine months ended June 30, 2000, were primarily attributable to interest expense paid on aggregate loans of approximately $93 million used to acquire Axcan Scandipharm. These loans as well as a $39.37-million debt to Schwarz Pharma have since been totally reimbursed.

Depreciation and amortization was $3.0 million for the three months ended June 30, 2001, compared to $2.6 million for the corresponding period of the preceding year and $8.9 million for the nine months ended June 30, 2001, compared to $7.6 million for the nine months ended June 30, 2000. The increase resulted primarily from the amortization of the world-wide PHOTOFRIN rights acquired in June 2000.

For the nine months ended June 30, 2001, cash flow from continuing operations was $10.7 million compared to $8.9 million for the corresponding period of the preceding year. For the nine months ended June 30, 2001, Axcan used $47.0 million net cash for repayment of long-term debt and $3.8 million for acquisition of capital assets. The recent public share offering brought in $30.9 million in net cash, enabling the Company, along with the proceeds from the net disposal of short-term investments, to completely repay its debt owed to Schwarz Pharma Inc.

The balance sheet is very strong, with cash, cash equivalents and short-term investments of $12.3 million, working capital of $36.2 million, minimal long-term debt of $0.1 million and shareholders' equity of $200.8 million.

Highlights of the Quarter

o Earnings increase by over 180% from continuing operations for nine months.

o Earnings for the third quarter and nine months of $2.8 million and $7.1 million respectively;

o Reimbursement of US$39.37 million loan due to Schwarz Pharma and elimination of long-term debt.

FINANCINGS

o At the end of May, Axcan announced that it successfully completed a bought-deal financing with a syndicate of underwriters led by National Bank Financial Inc. and including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Desjardins Securities Inc. and Yorkton Securities Inc. The company issued 3,000,000 common shares at a price of CDN $17.00 per share (US $11.20), for gross proceeds of CDN $51.0 million (US $33.2 million). Proceeds were used, along with the proceeds from the net disposal of short-term investments, to reimburse in full the outstanding debt to Schwarz Pharma Inc.

o In early June, Axcan announced that it redeemed 13.5 million series "A" preferred non-voting non-transferable shares that include a 5% annual cumulative dividend. These shares were issued equally to QLT Inc. and Sanofi-Synthelabo Inc. on June 8, 2000, following the acquisition of PHOTOFRIN. This early redemption was paid by the issuance of 836,282 common shares of Axcan at CDN$ 16.95 per share (US$ 11.16).

PRODUCT APPROVALS, LAUNCHES

o Axcan announced in April that it commenced marketing of CANASA 500 mg mesalamine (5-ASA) rectal suppositories in the United States. These suppositories are indicated for the treatment of active ulcerative proctitis and are marketed through its own specialized US sales and marketing team.

o At the beginning of May, Axcan announced that the UK Health Authorities granted the Company full marketing authorization to sell PHOTOFRIN for the palliative treatment of late-stage lung cancer and advanced oesophageal cancer. Axcan launched PHOTOFRIN in the UK through its own sales and marketing team.

RESEARCH AND DEVELOPMENT

o In late May, Axcan presented new clinical trial data at the Digestive Disease Week Conference in Atlanta:

- HELICIDE - Results of the Phase III North American trials conducted on 277 patients confirmed that Axcan's HELICIDE regimen has the potential to be used as a first-line therapy for the eradication of Helicobacter pylori, the main cause of duodenal ulcers.

- PHOTOFRIN - Follow-up results of the completed Phase III trial on the use of Axcan's PHOTOFRIN photodynamic therapy for the ablation of high-grade dysplasia in Barrett's Esophagus confirmed that this therapy is effective for the complete elimination of high-grade dysplasia associated with this disease.

- CANASA 500 mg Mesalamine (5-ASA) Suppositories - Axcan released a study indicating results supporting the claim that CANASA (5-ASA) suppositories are an effective means of delivering mesalamine to the rectal tissue of ulcerative proctitis patients.

Axcan will hold an analyst and institutional investor conference call to discuss second quarter results on Thursday, August 16, at 4:30 P.M. EST. The call will be broadcast live via the Internet at www.axcan.com. A replay of the call will be available via the Internet and also via telephone at 1 (800) 558-5253, access code 1925-2745.

Axcan is a leading North America specialty pharmaceutical company in the field of gastroenterology with approximately 80% of its revenues derived from the United States and 20% from Canada. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".


------------------
This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug or vaccine thereafter. Investors should consult the Company's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

The names CANASA, HELICIDE, PHOTOFRIN, URSO 250 and VIOKASE appearing in this press release are trademarks of Axcan Pharma Inc.


INFORMATION:               David W. Mims
                           Executive Vice President & Chief Operating Officer
                           Tel: (205) 991-8085

or                         Isabelle Adjahi
                           Director, Investor Relations
                           Tel: (450) 467-5138

                           Web:  http://www.axcan.com


---------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS (unaudited)
---------------------------------------------------------------------------------------------------------

                                                                          June 30           September 30
                                                                             2001                   2000
     ----------------------------------------------------------------------------------------------------
     in thousands of U.S. dollars                                               $                      $

Assets
------

     Current assets
         Cash and cash equivalents                                         12,251                 11,135
         Short-term investments                                                 -                  9,787
         Accounts receivable                                               21,682                 14,776
         Income taxes receivable                                            1,332                  3,301
         Inventories                                                       16,747                 13,335
         Prepaid expenses and deposit                                       1,354                  2,014
         Future income taxes                                                4,240                  2,315
     ____________________________________________________________________________________________________
                                                                           57,606                 56,663
     Investment in a private company                                        1,156                  1,156
     Other investments                                                        695                    682
     Capital assets                                                       164,148                168,138
     Future income taxes                                                    4,693                  6,173
     Goodwill                                                              20,095                 21,240
     ____________________________________________________________________________________________________
                                                                          248,393                254,052
     ====================================================================================================

Liabilities
-----------
     Current liabilities
         Accounts payable                                                  16,571                 15,620
         Income taxes payable                                               4,121                  1,722
         Installments on long-term debt                                       131                 10,614
         Future income taxes                                                  466                    467
     ____________________________________________________________________________________________________
                                                                           21,289                 28,423
     Long-term debt                                                           132                 36,688
     Future income taxes                                                   25,228                 26,655
     Non-controlling interest                                                 945                    556
     ____________________________________________________________________________________________________
                                                                           47,594                 92,322
     ----------------------------------------------------------------------------------------------------

Shareholders' Equity
--------------------
     Equity component of purchase price                                     2,704                  2,704
     Capital stock                                                        186,584                152,905
     Retained earnings                                                     12,585                  7,195
     Accumulated foreign currency
        translation adjustments                                            (1,074)                (1,074)
     ____________________________________________________________________________________________________
                                                                          200,799                161,730
     ____________________________________________________________________________________________________
                                                                          248,393                254,052
     ====================================================================================================



-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED CASH FLOWS (unaudited)
-------------------------------------------------------------------------------------------------------------------

                                                            THREE-MONTH PERIODS            NINE-MONTH PERIODS
                                                               ENDED JUNE 30                  ENDED JUNE 30
                                                             2001              2000          2001             2000
     --------------------------------------------------------------------------------------------------------------
     in thousands of U.S. dollars                               $                 $             $                $

Operations
     Earnings from continuing operations                    2,798             1,411         7,111            2,515
     Non-cash items
        Depreciation and amortization                       2,956             2,639         8,941            8,069
        Gain on disposal of assets                              -                 -          (141)               -
        Foreign currency fluctuation                          (32)                -           (35)            (154)
        Future income taxes                                  (918)             (414)          (46)          (1,669)
        Shares in earnings of companies subject
                 to significant influence                       -            (1,068)            -             (969)
        Changes in working capital items from
                 continuing operations                        519             1,940        (5,166)           1,120
     ______________________________________________________________________________________________________________
     Cash flows from continuing operations                  5,323             4,508        10,664            8,912
     Cash flows from discontinued operations                    -               220             -              400
     ______________________________________________________________________________________________________________
     Cash flows from operating activities                   5,323             4,728        10,664            9,312
     --------------------------------------------------------------------------------------------------------------

Financing
     Repayment of notes payable                                 -           (25,000)            -          (92,164)
     Repayment of long-term debt                          (38,549)           (2,359)      (47,040)         (13,023)
     Non-controlling interest                                 194                 -           389                -
     Issue of shares                                       33,064            25,075        33,235           60,039
     Share issue expenses                                  (2,319)           (2,132)       (2,319)          (3,853)
     Cash flows from discontinued operations                    -                (3)            -              (12)
     ______________________________________________________________________________________________________________
     Cash flows from financing activities                  (7,610)           (4,419)      (15,735)         (49,013)
     --------------------------------------------------------------------------------------------------------------

Investment
     Acquisition of short-term investments                (23,449)                -       (48,552)               -
     Disposal of short-term investments                    33,537                 -        58,339           19,300
     Net proceeds from discontinued operations                  -             4,588             -            4,588
     Acquisition of investments                                 -              (581)          (66)            (619)
     Disposal of investments                                    -             1,516           193            1,837
     Acquisition of capital assets                           (723)           (1,952)       (3,767)          (2,761)
     Disposal of capital assets                                 7                 -            40                -
     Other                                                      -              (659)            -           (2,158)
     Cash flows from discontinued operations                    -                 7             -               22
     ______________________________________________________________________________________________________________
     Cash flows from investment activities                  9,372             2,919         6,187           20,209
     --------------------------------------------------------------------------------------------------------------
     Foreign exchange gain on cash held
              in foreign currency                               -                25             -               72
     ______________________________________________________________________________________________________________
     Net increase (decrease) in cash and
              cash equivalents                              7,085             3,253         1,116          (19,420)
     Cash and cash equivalents, beginning of period         5,166             4,886        11,135           27,559
     ______________________________________________________________________________________________________________
     Cash and cash equivalents, end of period              12,251             8,139        12,251            8,139
     ______________________________________________________________________________________________________________



--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED EARNINGS (unaudited)
--------------------------------------------------------------------------------------------------------------------
                                                             THREE-MONTH PERIODS            NINE-MONTH PERIODS
                                                                ENDED JUNE 30                  ENDED JUNE 30
                                                              2001              2000           2001            2000
--------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars, except amounts per                 $                 $              $               $
share

Revenue                                                     27,071            21,903         76,088          62,787
--------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                           7,398             5,406         19,609          16,150
Selling and administrative expenses                         10,591             8,406         28,978          23,635
Research and development expenses                            1,073             1,714          4,600           4,033
____________________________________________________________________________________________________________________
                                                            19,062            15,526         53,187          43,818
____________________________________________________________________________________________________________________

                                                             8,009             6,377         22,901          18,969
--------------------------------------------------------------------------------------------------------------------

Financial expenses                                             794             1,992          3,194           7,846
Interest income                                               (243)             (112)          (827)           (756)
Depreciation and amortization                                2,956             2,628          8,941           7,582
____________________________________________________________________________________________________________________
                                                             3,507             4,508         11,308          14,672
____________________________________________________________________________________________________________________

Earnings before income taxes                                 4,502             1,869         11,593           4,297
Income taxes                                                 1,704               458          4,482           1,782
____________________________________________________________________________________________________________________

Earnings from continuing operations                          2,798             1,411          7,111           2,515
Earnings from discontinued operations                            -             1,529              -           1,796
____________________________________________________________________________________________________________________

Net earnings                                                 2,798             2,940          7,111           4,311
====================================================================================================================

Per common share:
Earnings from continuing operations                           0.08              0.05           0.20            0.11
====================================================================================================================

Earnings from discontinued operations                            -              0.06              -            0.07
====================================================================================================================

Net earnings                                                  0.08              0.11           0.20            0.18
====================================================================================================================

Weighted average number of
         common shares                                  35,831,332        26,934,912     34,963,731      23,976,323



--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RETAINED EARNINGS (unaudited)
--------------------------------------------------------------------------------------------------------------------
                                                             THREE-MONTH PERIODS            NINE-MONTH PERIODS
                                                                ENDED JUNE 30                  ENDED JUNE 30
                                                              2001              2000           2001            2000
--------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars                                     $                 $              $               $


Balance, beginning of period                                11,295             4,101          7,195           4,166
Net earnings                                                 2,798             2,940          7,111           4,311
Common share issue expenses                                 (1,435)           (1,501)        (1,435)         (2,937)
Cumulative dividends on preferred shares                       (73)                -           (286)              -
____________________________________________________________________________________________________________________
Balance, end of period                                      12,585             5,540         12,585           5,540
====================================================================================================================